XA, Inc.
JOHN HANCOCK CENTER
875 NORTH MICHIGAN AVENUE,
SUITE 2626 CHICAGO, IL 60611

December 31, 2007

Linda Van Doorn, Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Telephone Number: (202) 551-3498
Facsimile Number: (202) 772-9209

Re:	XA, Inc.
File No. 000-32885
Form 10-KSB for the year ended December 31, 2006
Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

Dear Ms. Doorn:

We have enclosed three red-lined copies of the Form 10-KSB and Forms 10-QSB for your review.  In response to your comment letter dated October 2, 2007, XA, Inc. (the “Company,” “XA,” “we,” and “us”) has the following selected responses:

1.           The critical accounting policies you discussed in this section do not appear to be relevant to your business.  In future filings, please revise the MD&A to address the role significant accounting policies and estimates have in understanding the company’s results, including, but not limited to, your accounting policy for revenue recognition and impairment of long-lived assets and goodwill.  Provide a comprehensive discussion of your critical accounting policies, including the judgments and uncertainties affecting the application of those policies and the likelihood that materially different amounts would be reported under different conditions or using different but reasonably plausible assumptions.

RESPONSE:

Moving forward, the Company will include the discussions and disclosures you have requested.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

2.
Please revise to disclose your revenue recognition policy for each type of service you provide including, but not limited to, the time in which you recognize revenue for each of those services and your basis in GAAP for your treatment.  We requested this disclosure in our letters dated May 23, 2005 and August 10, 2005, and in a telephone conversation with Mr. David Loev, your legal counsel, on October 14, 2005.

RESPONSE:

We propose revising our revenue recognition policy in our amended filing to state the following:

REVENUE AND COST RECOGNITION

Revenues from fixed-price and modified fixed-price contracts are recognized on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total costs for each contract.  This method is used because management considers actual cost incurred to be the best available measure of progress on these contracts.  Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned, measured by the cost-to-cost method.

Contract costs include all direct material and labor costs and those indirect costs related to the contract performance, such as supplies, tools, and repairs.  Selling, general, and administrative costs are charges to the expense as incurred.  Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

The asset, “Work in process” represents revenues recognized in excess of amounts billed.  The liability, “Unearned revenues” represents billings in excess of revenues recognized.

3.           Given the significance of your long-lived assets and goodwill, please explain to us, and consider disclosing, your impairment policy relating to these assets.  Refer to SFAS 144 and 142.

RESPONSE:

The Company accounts for impairment of Goodwill annually as required by SFAS 142 and 144.  To date, the procedures outlined by SFAS 142 and 144 to be used in determining impairment of Goodwill, have indicated no impairment.

Pursuant to SFAS 142 & 143, the Company measured the value of the intangible assets during the year and determined that no reduction for impairment was necessary. Since the financial statements are prepared in accordance with Generally Accepted Accounting Principals used in the United States of America and since SFAS 142 and 144 are part of these Accounting Principals, the Company feels disclosure of its impairment policy would be redundant and unnecessary.

4.           We note that you issued shares of common stock for services (pages F-6 and F-7), warrants to employees (page F-12), warrants in connection with services (page F-13) and warrants to two executives (page F-13).  For each of these transactions, please explain to us how you measured and accounted for each of these transactions.  Tell us how you considered the measurement, accounting and disclosure guidance in SFAS 123(r) and EITF 96-18.

RESPONSE:

Since the financial statements are prepared in accordance with Generally Accepted Accounting Principals used in the United States of America and since SFAS 142 and 144 are part of these Accounting Principals, the Company feels disclosure of its impairment policy would be redundant and unnecessary.

Property and Equipment, page F-7

5.           The MD&A indicates on page 29 that leasehold improvements mainly included the XA Scene office space and venue rental in New York City.  Note 1 on page F-7 indicates that leasehold improvements are amortized over their estimated lives of 39 years, which is significantly longer than the 10-year lease term of these facilities as disclosed in note 5 on page F-15.  On March 4, 2005 the Staff issued Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website at http://wwwsec.gov/divisions/corpfin/acctdis030405.pdf.  Section II.C.1 of this release indicates that the Commission’s Office of Chief Accountant issued a letter on February 7, 2005, which is available on our website at http://www.sec.gov/info/accountants/staffletters/cpcaf020705.htm, outlining the current GAAP literature that should be looked to in determining the appropriate amortization period for leasehold improvements.  Please explain to us how you considered the guidance referenced above and the guidance in EITF 05-06 in determining the amortization period for your leasehold improvements.  Your response should address why lease renewals, if any, covering the 39 year period are reasonably assured.

RESPONSE:

The Company has elected to amortize leasehold improvements consistent with methods prescribed by the Internal Revenue code for ease in accounting.  This method is widely used in the United States of America and as such must be considered generally accepted.  The difference between a 39 year life and your prescribed 10 is immaterial.  As a point of fact, the lease has option renewals for an additional 10 years.  The Company feels common sense would dictate that it would not invest so heavily in leaseholds if it were only going to hold the leasehold for 10 years.  With such strong evidence of at least of 20 year life, the difference becomes substantially immaterial.

Note 3 – Notes Payable, page F-9

6.           The note indicates that the estimated value of the conversion feature was determined in accordance with EITF 00-27 using the Black-Scholes pricing model.  However, you presentation of “Derivative Liability” and Decrease in fair value of derivatives” on the face of the financial statements suggests that you bifurcated the conversion feature embedded in the convertible notes.  Please be advised that the accounting literature for beneficial conversion feature is not used when the conversion feature is bifurcated.  In the interest of clarity, for each issuance of convertible notes during the 2006 fiscal year and subsequent interim periods, tell us how you evaluated the conversion feature associated with these offerings to determine whether it was an embedded derivative that met the criteria for bifurcation under SFAS 133.  Specifically, address the following co9mments and clarify your disclosures as appropriate:

•	Explain how you considered the criteria in paragraph 12(a) – 12(c) of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis.

•
Your response should include information regarding the terms of the notes, as well as whether any of the terms would require net cash settlement, and how you analyzed these terms using the conditions outlined in paragraphs 12-32 of EITF 00-19 to support your conclusion.

•
If the scope exception of paragraph 11(a) were not met, tell us why you have not considered the conversion feature to be embedded derivatives that is subject to classification and measurement at fair value.

•	For the 2006 fiscal year and subsequent interim periods, please explain to us your basis in GAAP for including “Decrease in fair value of derivatives” in “Other Comprehensive Income.”

RESPONSE:

This comment seems to be driven by the inquirer’s assumption there was a bifurcation in connect with the recording of the related notes payable.  There was no bifurcation.  The Company used two accounts to record the related note transactions.  In one account the Company recorded the expenses that were deducted from the notes payable proceeds.  These expenses were legal fess and commissions.  In the second account the Company recorded the value of the associated derivatives issued in connection with the notes.  The Company has combined the two accounts in the amended filings.

Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

Financial Statements

7.           Please revise to disclose net loss per share information for the comparable periods of the preceding fiscal year.  Refer to Item 310(b) of Regulation S-B and paragraph 38 of SFAS 128.

RESPONSE:

The Company proposes revising its March 31, 2007 and June 30, 2007, balance sheets in amended 10-QSB filings to include the following information (additions in bold):

For the Quarters Ended March 31, 2007 and March 31, 2006

	2007	2006
Loss per Share
Average shares outstanding	3,952,980	3,738,850
Net Loss	$(0.05)	$(0.02)
Other Comprehensive Income	$(0.21)	$-
Net Other Comprehensive Income	$(0.26)	$-

For the Quarters Ended June 30, 2007 and 2006

	2nd Quarter	Year-to-date	2nd Quarter	Year-to-date
	2007	2007	2006	2006
Loss per Share
Average shares outstanding	3,952,250	3,952,250	3,777,250	3,764,750
Net Loss	$ (0.05)	$ (0.11)	$ (0.06)	$ (0.06)
Other Comprehensive Loss	$ (0.02)	$ (0.23)	$ -	$ -
Net Comprehensive Loss	$ (0.07)	$ (0.34)	$ -	$ -

Note 3 – Notes Payable, page F-11

8.
We noted that the exercise price of the warrants relating to the June 26, September 26 and October 26, 2006 convertible notes, as well as the warrants relating to the now retired 6% convertible note (page 19) was  re-priced in June 2007.  We also noted that the due date of the September 26 and October 26, 2006 convertible notes was extended.  Please explain to us and clarify in your filing that accounting impact of the referenced changes relating to the loan agreements and address any incentives offered to note and warrant holders.

RESPONSE:

The Company determined that the security issues being extended were the same as the original issue, computed with the imbedded derivative, the new assumptions, and accounted for the change as a change in the derivative liability.  This is consistent with the Company’s treatment of other period fluctuations.

Yours very truly,

/s/ Joseph Wagner
Joseph Wagner
President